April 14, 2003

VIA EDGAR

The United States Securities
   and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re:      Nationwide Variable Account-14
         Nationwide Life Insurance Company
         Form N-4; SEC File No. 333-100432
         Application to Withdraw Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-14, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the registration statement identified above.

This withdrawal is being requested in light of Nationwide's decision to offer the variable annuity through a different separate account.

No securities were sold in connection with the registration statement identified above.

If you have any questions concerning this matter, please contact me at
(614)249-8537.

Sincerely,

Nationwide Life Insurance Company


/s/STEVEN SAVINI
Steven Savini